Exhibit 17.1

February 14, 2021

To:

ScoutCam Inc. (the “Company”)

Re: Letter of Resignation from the Board of Directors

Effective as of the date hereof, the undersigned hereby resigns as a member of the board of directors of the Company and its wholly-owned subsidiary, ScoutCam Ltd. (the “Subsidiary”). Such resignation was the not the result of any disagreement with the Company or the Subsidiary on any matter relating to its operations, policies or practices.

Sincerely yours,

/s/ Irit Yaniv